UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Subject Company)

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

(Name of Person Filing Statement)

Ordinary shares of nominal value €1.01 per ordinary share
American Depositary Shares (ADSs), each ADS representing one ordinary share

(Title of Classes of Securities)

GRS104003009 (Ordinary Shares)
(ISIN of Class of Securities)

1912EP104 (American depositary shares, each representing one ordinary share)
(CUSIP Number of Class of Securities)

Jan Gustavsson, Esq.
General Counsel, Director of Strategic Development and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi, Athens, Greece
Tel. No.: 011-30-210-618-3137

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

George H. White, Esq.
Sullivan & Cromwell LLP
1 New Fetter Lane
London EC4A 1AN
United Kingdom
Tel. No.: 011-44-20-7959-8900

☐  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates to the offer made by Coca-Cola HBC AG (“Coca-Cola HBC”) to acquire all of the ordinary shares (“Coca-Cola Hellenic Shares”) of Coca-Cola Hellenic Bottling Company S.A. (“Coca-Cola Hellenic”), including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic American depositary shares (“Coca-Cola Hellenic ADSs”), that Coca-Cola HBC does not hold directly or indirectly (the “Exchange Offer”).  The Exchange Offer is comprised of the U.S. offer and the Greek offer.  The terms and conditions of the U.S. offer are set forth in an offer to exchange/prospectus of Coca-Cola HBC, dated March 19, 2013 (including the documents incorporated by reference therein, the “Offer to Exchange/Prospectus”).  The Offer to Exchange/Prospectus has been filed by Coca-Cola HBC with the U.S. Securities and Exchange Commission (the “SEC”) as a part of a Registration Statement on Form F-4 (Reg. No. 333-184685), which became effective on March 11, 2013 (the “Registration Statement”).  Unless otherwise defined herein, capitalized terms used in this Statement shall have the meaning given to them in the Offer to Exchange/Prospectus.

On October 11, 2012, Coca-Cola Hellenic announced that the board of directors of Coca-Cola Hellenic had evaluated the terms of the Exchange Offer and other documentation, and had reached the conclusion that the Exchange Offer is in the best interests of Coca-Cola Hellenic and all of the holders of Coca-Cola Hellenic Shares and Coca-Cola Hellenic ADSs, in their capacity as such.  Coca-Cola Hellenic’s board of directors recommended that holders tender their Coca-Cola Hellenic ordinary shares and Coca-Cola Hellenic ADSs into the Exchange Offer.  Information relating to the reasons for the Coca-Cola Hellenic board of directors’ approval of the Exchange Offer and the opinion of the independent financial advisor to the Coca-Cola Hellenic board of directors, Jefferies International Limited, is contained in the Offer to Exchange/Prospectus.

On March 20, 2013, the board of directors of Coca-Cola Hellenic has published a reasoned opinion with respect to the Exchange Offer (the “Opinion”) in accordance with Greek Law 3461/2006.  The Opinion is accompanied by a report, dated March 19, 2013, of Jefferies International Limited.

Each of the Offer to Exchange/Prospectus and the Opinion, which is attached as Exhibit (a)(2) to this Statement, is incorporated herein by reference in its entirety.

Item 1.  Subject Company Information

The name of the subject company is Coca-Cola Hellenic Bottling Company S.A. The principal executive offices of Coca-Cola Hellenic are located at 9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece. The telephone number of Coca-Cola Hellenic’s principal executive offices is +30 (210) 618-3100.

The class of equity securities to which this Statement relates is Coca-Cola Hellenic Shares of nominal value €1.01 per ordinary share, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs. As of the date of this Statement, 366,553,507 Coca-Cola Hellenic Shares, including Coca-Cola Hellenic ordinary shares represented by Coca-Cola Hellenic ADSs, were issued.

Item 2.  Identity and Background of Filing Person

The person filing this Statement is Coca-Cola Hellenic, which is the subject company. Coca-Cola Hellenic’s name, business address and business telephone number are set forth in response to Item 1 above.

The information contained under “The Exchange Offer” of the Offer to Exchange/Prospectus is herein incorporated by reference.

The principal executive offices of Coca-Cola HBC are located at Baarerstrasse 14, CH-6300, Zug, Switzerland and the telephone number at that location is +41 (041) 561-3243.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Statement, including the Offer to Exchange/Prospectus and the Opinion, which are incorporated herein by reference, to the knowledge of Coca-Cola Hellenic, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between (a) Coca-Cola Hellenic or the affiliates it controls and (b)(i) their respective executive officers, directors or affiliates or (ii) Coca-Cola HBC, Kar-Tess Holding and their respective executive officers, directors or affiliates.

Item 4.  The Solicitation or Recommendation

The information contained in the Offer to Exchange/Prospectus under “The Transaction—Reasons for the Coca-Cola Hellenic Board of Directors’ Approval of the Exchange Offer”, “The Transaction—Opinion of the Financial Advisor to the Coca-Cola Hellenic Board of Directors” and “Interests of Certain Persons in the Exchange Offer—Intent to Tender” and the Opinion is incorporated herein by reference.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used

The information contained in the Offer to Exchange/Prospectus under “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

The information contained under “Interests of Certain Persons in the Exchange Offer—Security Ownership” of the Offer to Exchange/Prospectus and the Opinion is herein incorporated by reference.

On March 14, 2013, Mr. Jan Gustavsson, General Counsel, Company Secretary and Director of Strategic Development of Coca-Cola Hellenic, sold 15,000 Coca-Cola Hellenic Shares on the Athens Exchange for an average price of €21.49 per share.

Except as referred to in or incorporated by reference into this Statement, no other transactions in the Coca-Cola Hellenic ordinary shares or Coca-Cola Hellenic ADSs have been effected during the 60 days prior to the date of this Statement by Coca-Cola Hellenic or, to the best of Coca-Cola Hellenic’s knowledge, any executive officer, director, affiliate or subsidiary of Coca-Cola Hellenic.

Item 7.  Purposes of the Transaction and Plans or Proposals

The information contained in the Offer to Exchange/Prospectus under “The Transaction—Background of the Exchange Offer”, “The Transaction—Reasons for the Coca-Cola Hellenic Board of Directors’ Approval of the Exchange Offer” and “Interests of Certain Persons in the Exchange Offer—Intent to Tender” is incorporated herein by reference.

Item 8.  Additional Information

None.

Item 9.  Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

(a)(1)(i)	Offer to Exchange/Prospectus, dated March 19, 2013 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Declaration of Acceptance (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iv)	Letter to Clients for Tender of Coca-Cola Hellenic ADSs (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(v)	Letter to Clients for Tender of Coca-Cola Hellenic Shares (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(vi)	Letter to Brokers (incorporated by reference to Exhibit 99.5 to the Registration Statement).

Exhibit No.	Description

(a)(1)(vii)

Press Release — Announcement of a voluntary share exchange offer made by Coca-Cola HBC AG to acquire the ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. and to establish a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(viii)

Press Release — Announcement by Coca-Cola Hellenic of response to proposed voluntary share exchange offer made by Coca-Cola HBC AG to acquire the ordinary registered shares of Coca-Cola Hellenic Bottling Company S.A. and to establish a premium listing of the Coca-Cola Hellenic Group on the London Stock Exchange (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(ix)	Internal Announcement (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(x)	Speaking Points for OPCO and GMs (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xi)

Conference call invitation for newswires on 11 October 2012 (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933).

(a)(1)(xii)

Transcript of Conference Call with Newswires (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, with Newswires pursuant to Rule 425 under the Securities Act of 1933).

(a)(1)(xiii)

Conference call invitation for media on 11 October 2012 (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xiv)	Transcript of Conference Call with Media (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xv)

International Media script & key talking points (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xvi)

Conference call invitation for investors and analysts on 11 October 2012 (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xvii)	Q&A (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xviii)

Transcript of Conference call with Analysts and Investors (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xix)

Analyst and Investor Conference Call Presentation (incorporated by reference to the filing made by Coca-Cola Hellenic on October 11, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xx)

Transcript of Interview with Dimitris Lois on Bloomberg Television in Athens (incorporated by reference to the filing made by Coca-Cola Hellenic on October 15, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxi)	Stock Exchange Announcement (incorporated by reference to the filing made by Coca-Cola Hellenic on October 15, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxii)

Letter to employee share purchase plan participants (incorporated by reference to the filing made by Coca-Cola Hellenic on October 17, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

Exhibit No.	Description

(a)(1)(xxiii)

Letter to employee share incentive plan participants (incorporated by reference to the filing made by Coca-Cola Hellenic on October 17, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxiv)	Q&A for ESPP and ESIP plan participants (incorporated by reference to the filing made by Coca-Cola Hellenic on October 17, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxv)

The Andrew Davidson Interview: I will save my liquid assets from the ruins of Greece (incorporated by reference to the filing made by Coca-Cola Hellenic on October 22, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxvi)	Questions and Answers (incorporated by reference to the filing made by Coca-Cola Hellenic on November 13, 2012, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxvii)

Press announcement update on the announced voluntary share exchange offer (incorporated by reference to the filing made by Coca-Cola Hellenic on January 9, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxviii)	Q&A on Transaction Timeline (incorporated by reference to the filing made by Coca-Cola Hellenic on January 9, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxix)	Q&A regarding transaction (incorporated by reference to the filing made by Coca-Cola Hellenic on February 14, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxx)

Press announcement - Update on the announced voluntary share exchange offer (incorporated by reference to the filing made by Coca-Cola Hellenic on February 22, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxxi)

Q&A - Termination of Shareholders’ & Relationship Agreements, Non Renewal of Tender Commitments and Extension of Financing Arrangements (incorporated by reference to the filing made by Coca-Cola Hellenic on February 22, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxxii)

Regulatory announcement - Approval of Coca-Cola HBC AG’s prospectus regarding admission to trading on the premium segment of the London Stock Exchange and public offering (incorporated by reference to the filing made by Coca-Cola Hellenic on March 7, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxxiii)

Approval of the UK Prospectus, March 7th announcement - Q&A (incorporated by reference to the filing made by Coca-Cola Hellenic on March 7, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxxiv)

Press Release - Coca-Cola HBC AG has received all requisite regulatory approvals for the commencement of the acceptance period (incorporated by reference to the filing made by Coca-Cola Hellenic on March 13, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(1)(xxxv)	Exchange Offer Q&A (incorporated by reference to the filing made by Coca-Cola Hellenic on March 19, 2013, pursuant to Rule 425 under the Securities Act of 1933, as amended).

(a)(2)	Opinion of the board of directors of Coca-Cola Hellenic Bottling Company S.A., dated March 20, 2013.

(a)(3)	None.

(a)(4)(i)	Offer to Exchange/Prospectus, dated March 19, 2013 (incorporated by reference to the Registration Statement).

(a)(4)(ii)

Form of receipt included in the form of Deposit Agreement (incorporated by reference to Exhibit (a) to Amendment No. 1 to the registration statement on Form F-6 (Registration No. 333-185536), filed by Coca-Cola HBC on March 8, 2013).

(a)(5)(i)	Opinion of Jefferies International Limited, dated October 11, 2012 (included as Annex A to Exhibit (a)(1)).

Exhibit No.	Description

(a)(5)(ii)	Report of Jefferies International Limited, dated March 19, 2013 (included as an appendix to Exhibit (a)(2)).

(e)(1)

Amended and Restated Shareholders’ Agreement, dated December 29, 2008, by and among The Coca-Cola Export Corporation, Barlan Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services Inc., CCHBC Grouping, Inc. and Kar-Tess Holding (incorporated by reference to the Annual Report on Form 20-F of Coca-Cola Hellenic Bottling Company S.A. for the year ended 31 December 2008 (File number 001-31466) filed on June 30, 2009).

(e)(2)

Amendment to the Shareholders’ Agreement of November 3, 1999, as initially amended on March 3, 2000, dated August 7, 2003 by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A. (incorporated by reference to the Registration Statement on Form F-4 of Coca-Cola HBC Finance B.V. and Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-110475) filed with the SEC on November 13, 2003).

(e)(3)

Amendment to the Shareholders’ Agreement of November 3, 1999, dated March 3, 2000, by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A. (incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-99787) filed on September 18, 2002).

(e)(4)

Shareholders’ Agreement dated November 3, 1999, by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A. and Socomex S.A. (incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-99787) filed on September 18, 2002).

(e)(5)

Relationship Agreement dated August 29, 2000, by and among The Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Limited, Refreshment Product Services, Inc., Kar-Tess Holding, Boval S.A., Socomex S.A. and Hellenic Bottling Company S.A. (subsequently Coca-Cola Hellenic Bottling Company S.A.) (incorporated by reference to the Registration Statement on Form F-1 of Coca-Cola Hellenic Bottling Company S.A. (Reg. No. 333-99787) filed on September 18, 2002).

(e)(6)

Letter Agreement Regarding Termination of Shareholders’ Agreement and Relationship Agreement, dated as of February 21, 2013, by and among Coca-Cola HBC AG, Coca-Cola Hellenic Bottling Company S.A., Kar-Tess Holding, The Coca-Cola Company, the Coca-Cola Export Corporation, Barlan, Inc., Atlantic Industries, Coca-Cola Overseas Parent Ltd., Refreshment Product Services and CCHBC Grouping, Inc. (incorporated by reference to Exhibit 10.6 to the Registration Statement).

(e)(7)	Letter from The Coca-Cola Company, dated October 7, 2012 (incorporated by reference to Exhibit 4.5 to the Registration Statement).

(g)	None.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Coca-Cola Hellenic Bottling Company S.A.

By:
/s/ JAN GUSTAVSSON
Name:	JAN GUSTAVSSON
Title: GENERAL COUNSEL, DIRECTOR OF STRATEGIC DEVELOPMENT AND COMPANY SECRETARY
Date:	MARCH 20, 2013